David Roberts elected to Appvion’s board of directors

(Appleton, Wis., May 13, 2016) Appvion, Inc. announced today that David A. Roberts and has been elected to its board of directors.

Roberts, 68, is executive chairman of Carlisle Companies Incorporated, a diversified manufacturing company based in Charlotte, North Carolina. He served as chairman and chief executive officer of Carlisle from 2007 to 2015.

Prior to joining Carlisle, Roberts served as chairman, president and chief executive officer of
Graco Inc.,  a Minneapolis, Minnesota-based company that designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials for industrial and commercial applications. He worked for Graco from 2001 to 2007.

Prior to joining Graco, Roberts held various engineering, manufacturing, plant management and general management positions in a variety of industries including automotive, office equipment, printing and management services.

Roberts has served as a director of Carlisle Companies since 2007; a director of Franklin Electric Company, Inc. since 2003; and a director of SPX Corporation since 2015. He served as a director of Graco Inc. from 2001 until 2007; a director of Arctic Cat Inc. from 2006 until 2009; a director of ADC Telecommunications, Inc. from 2008 until 2010; and a director of Polypore International from 2011 until 2015.

Roberts earned a master's degree in business administration from Indiana University and a bachelor's degree from Purdue University.

“Dave has extraordinary manufacturing management experience and a distinguished history of service as a director for a diverse group of public companies,” said Kevin Gilligan, Appvion’s chief executive officer. “Dave is a great fit for our board of directors and we welcome his expert knowledge and perspectives as we continue to implement our strategy for business growth.”

Roberts joins Steve Carter, retired executive vice president, chief financial officer and treasurer of Woodward, Inc.; Terry Murphy, retired executive vice president and chief financial officer of A.O. Smith Corporation; Kathi Seifert, retired executive vice president of Kimberly-Clark Corporation; Mark Suwyn, president of Marsuw, LLC, chairman of WorkplaceDynamics LLC, and retired chairman of NewPage Corporation; and George Wurtz, retired chairman of Soundview Paper Company LLC, as independent directors. Gilligan serves as the only internal director on the Appvion board.

825 East Wisconsin Avenue        P.O. Box 359         Appleton, WI       54912-0359          920-734-9841            appvion.com

About Appvion
Appvion creates product solutions through its development and use of coating formulations and applications.  The Company produces thermal, carbonless, security, inkjet, digital specialty and colored papers.  Appvion, headquartered in Appleton, Wisconsin, has manufacturing operations in Wisconsin, Ohio and Pennsylvania, employs approximately 1,400 people and is 100 percent employee-owned. For more information, visit www.appvion.com.

Media Contact:Bill Van Den Brandt

Senior Manager, Corporate Communications

920-991-8613

bvandenbrandt@appvion.com

825 East Wisconsin Avenue        P.O. Box 359         Appleton, WI       54912-0359          920-734-9841            appvion.com